Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice

Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Michael N. HAMMES
Date of last notice	31 August 2007

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Indirect interest in CUFS in the form of American Depository Receipts (ADRs). The registered holder is the Bank of New York and they are held on behalf of Michael N Hammes as beneficial owner.

Date of change	12 December 2007

No. of securities held prior to change	Nil

Class	ADRs. ADRs trade on the NYSE in the United States and one ADR is equivalent to five ordinary shares/CUFS.

Number acquired	1,000 ADRs

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	US$28,700

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 1

Exhibit 99.3
Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change	• 800 ADRs held on behalf of Michael N Hammes and Lenore L Hammes as beneficial owners; and
•  1,000 ADRs held on behalf of Michael N Hammes as beneficial owner.

These holdings are equivalent to 9,000 ordinary shares/CUFS.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade on the NYSE.

Part 2 – Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Not applicable

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Not applicable

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 2